UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

April 19, 2006

Thomas Voekler, Esq.
Hirschler Fleischer, PC
Federal Reserve Bank Building
701 East Byrd Street
Richmond, VA 23219

Re: NNN Apartment REIT, Inc.
File No. TP 06-59

Dear Mr. Voekler:

In your letter dated April 19, 2006, as supplemented by telephone conversations with the staff, you request that the Commission grant an exemption from Rule 102 of Regulation M to permit NNN Apartment REIT, Inc. (the "Company") to repurchase shares of its common stock under the Company's share repurchase plan (the "Repurchase Plan") while the Company is engaged in a distribution of shares of its common stock. We have attached a copy of your letter to this response to avoid reciting the facts set forth in your letter. Unless otherwise noted, each defined term in this letter has the same meaning as in your letter.

Response:

As a consequence of the continuous offering of the Company's shares of common stock, the Company will be engaged in a distribution of shares of its common stock pursuant to Rule 102 of Regulation M. As a result, bids for or purchases of shares of common stock by the Company, or any affiliated purchaser of the Company, are prohibited during the restricted period specified in Rule 102, unless specifically excepted by or exempted from Rule 102.

On the basis of your representations and the facts presented, but without necessarily concurring in your analysis, the Commission hereby grants an exemption from Rule 102 of Regulation M to permit the Company to repurchase shares of its common stock under the Repurchase Plan while the Company is engaged in a distribution of shares of common stock. In granting this exemption, we considered the following facts, among others:

- Stockholders of the Company must hold shares of the Company's common stock for at least one year to participate in the Repurchase Plan;

- there is no trading market for the Company's common stock;

- the Company will repurchase shares of its common stock at a price equal to, or at a discount from, the public offering price of its common stock;

- the Company intends to limit the number of shares to be repurchased during any consecutive 12-month period to no more than 5% of the weighted average number of shares of common stock of the Company outstanding as of the beginning of such 12-month period; and

- the terms of the Repurchase Plan have been fully disclosed in the Registration Statement.

This exemption is subject to the condition that the Company shall terminate the Repurchase Plan during the distribution of the Company's common stock if a secondary market for its common stock develops.

The foregoing exemption from Rule 102 is based solely on your representations and the facts presented to the staff, and is strictly limited to the application of Rule 102 to the Repurchase Plan as described above. The Repurchase Plan should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations. In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, particularly Section 10(b) of the Exchange Act, and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the Company, as the case may be. The Division of Market Regulation expresses no view with respect to any other question that the Repurchase Plan may raise, including, but not limited to, the adequacy of the disclosure concerning, and the applicability of other federal or state laws to, the Repurchase Plan.

For the Commission, by the Division of Market Regulation, pursuant to delegated authority,

James A. Brigagliano
Acting Associate Director
Division of Market Regulation

Attachment

Thomas G. Voekler · Richmond office
804-771-9599 · tvoekler@hf-law.com

HIRSCHLER FLEISCHER
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

Federal Reserve Bank Building
701 East Byrd Street
Richmond, VA 23219
Telephone: 804-771-9500
Fax: 804-644-0957

Mailing Address:
Post Office Box 500
Richmond, VA 23218-0500

Fredericksburg Office:
725 Jackson Street, Suite 200
Fredericksburg, VA 22401-5720
Telephone: 540-372-3515
Fax: 540-372-3941

www.hf-law.com

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 20 2006
DIVISION OF MARKET REGULATION

April 19, 2006

Mr. James Brigagliano, Acting Associate Director
Office of Trading Practices and Processing
Division of Market Regulation
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6628

Re: NNN Apartment REIT, Inc.
<u>Request for Exemption Under Rule 102(e) of Regulation M</u>

Dear Mr. Brigagliano:

We are counsel to NNN Apartment REIT, Inc. (the "Company"). The Company is a Maryland corporation that intends to operate for federal income tax purposes as a real estate investment trust (a "REIT"). On behalf of the Company, we request that the Division of Market Regulation, pursuant to the authority delegated to it by the Securities and Exchange Commission (the "Commission"), grant the Company an exemption from the prohibitions of Rule 102(a) of Regulation M promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to repurchases by the Company of shares of its common stock under its proposed share repurchase plan (the "Repurchase Plan") in accordance with the terms detailed below, under the authority provided in Rule 102(e) of Regulation M.

The Company

The Company was incorporated in Maryland in December 2005, and intends to operate as a REIT for federal income tax purposes. The Company was formed to acquire and operate a diversified portfolio of real estate primarily consisting of apartment communities with strong and stable cash flow and growth potential in select U.S. metropolitan areas, including, but not limited to, in Florida, Texas, Nevada and other metropolitan areas in the mid-Atlantic, southeast and southwest regions of the United States. The Company currently does not own any properties. The Company will conduct all its business and make all investments through an operating partnership, NNN

States. The Company currently does not own any properties. The Company will conduct all its business and make all investments through an operating partnership, NNN Apartment REIT Holdings, L.P. (the "Operating Partnership"), formed in December 2005 The Company is the sole general partner of the Operating Partnership.

The Company issued 22,223 shares of its common stock at $200,007 ($9.00 per share) to NNN Apartment REIT Advisor, LLC, the Company's advisor (the "Advisor"), in connection with the Company's initial capitalization of $200,007. The Advisor contributed $1,000 for a 0.01% limited partnership interest in the Operating Partnership. The Company owns the remaining 99.99% of the equity interests in the Operating Partnership.

The Company filed a registration statement on Form S-11, as amended (Registration No. 333-130945) (the "Registration Statement"), under the Securities Act of 1933, as amended (the "Securities Act"), with the Commission. Pursuant to the Registration Statement, the Company intends to offer, on a continuous basis, up to 105,000,000 shares of its common stock, including up to 100,000,000 shares of common stock offered in an initial public offering on a best-efforts basis at $10.00 per share (the "Initial Offering") and 5,000,000 shares of common stock offered pursuant to the Company's distribution reinvestment plan (the "DRIP"). The Initial Offering will end no later than the date two years from the date of the prospectus. The Registration Statement has not yet been declared effective by the Commission and the Company has not commenced the Initial Offering. We have provided a copy of Pre-Effective Amendment No. 2 to the Registration Statement with this letter.

Following effectiveness of the Registration Statement, shares of the Company's common stock will not be listed on any national securities exchange or included for quotation on The Nasdaq Stock Market, nor will such shares be the subject of *bona fide* quotes on any inter-dealer quotation system or electronic communications network. Further, the Company anticipates that such listing or quotation of shares of its common stock will not occur unless and until such time as the Company determines that its market capitalization is sufficient to take such action in the Company's and its stockholders' best interests. The Company will file all reports required by Section 13(a) or 15(d) of the Exchange Act. The Company is not currently subject to the reporting requirements of the Exchange Act; however, once the Registration Statement is declared effective by the Commission, the Company will be required to report under the Exchange Act.

Currently, there exists no secondary trading market for the Company's common stock, and the Company does not believe that a secondary trading market for the shares of the Company's common stock will exist during or after the Initial Offering, and it also believes it is unlikely that one will develop, unless and until the Company determines to list its common stock. However, to provide stockholders with some interim limited liquidity with respect to their common stock, the Company's board of directors has approved, but delayed the effectiveness of, the Repurchase Plan described below. A distribution reinvestment plan ("DRIP") has also been adopted for use by the Company to facilitate the reinvestment of distributions by the Company's stockholders. The Repurchase Plan will not become effective until the earlier of (1) completion or termination of the Initial Offering or (2) receipt by the Company of the exemptive relief sought herein. The terms of the Repurchase Plan and the DRIP are disclosed in the Company's preliminary prospectus include in Pre-Effecting Amendment No. 2 of the Registration Statement, provided with this submission, and will be included in the final prospectus that will be provided to each stockholder and in any amended prospectus.

The Distribution Reinvestment Plan

The Company has adopted the DRIP to facilitate the reinvestment of distributions received by the Company's stockholders. The DRIP provides that stockholders may elect to have cash distributions attributable to the shares of common stock owned by the participating stockholders reinvested in additional shares of the Company's common stock. The Company anticipates that, generally, cash distributions will be paid to stockholders on a monthly basis.

The aggregate amount of cash distributions attributable to shares of common stock of the Company owned by the stockholders participating in the DRIP, is invested in additional shares of common stock of the Company by the Company or an affiliate of the Company (the "DRIP Administrator"). All such distributions will be reinvested on behalf of participating stockholders in shares of common stock within 30 days after the distributions have been paid. Any distributions not so invested will be returned by the DRIP Administrator to the participating stockholders. In any period during which the Company is engaged in a public offering, the DRIP Administrator purchases the additional shares of common stock from the Company at the public offering price (which is expected to continue to be $10.00 per share) less a five percent discount for a net purchase price of $ 9.50 per share, until such time, if any, as the Company's common stock is listed. The $9.50 per share price was fixed based, in part, upon federal income tax considerations. Broker-dealers will not be paid any selling commissions or marketing fees and due diligence expense reimbursements for any shares of stock issued pursuant to the DRIP. Upon listing, if listing ever were to occur, the price of shares of common stock to be acquired by any participant in the reinvestment plan will be the then current market price on the national securities exchange or the over-the-counter market on which the common stock is listed or traded on the purchase date.

Shares purchased under the DRIP are allocated among the Company's participating stockholders by the DRIP Administrator based upon the portion of the aggregate distributions received by the DRIP Administrator on behalf of each participating stockholder. Any uninvested distributions are returned by the DRIP Administrator to participants. Currently, under the DRIP, participants may not make voluntary contributions to purchase shares of common stock in excess of the number of shares that can be purchased with their respective cash distributions; however, the Company's board of directors has reserved the right to amend the terms of the DRIP in the future to permit such voluntary contributions.

Proceeds received through the DRIP will be used on behalf of the Company to repurchase shares of its common stock as described below. The Company will be responsible for paying any administrative charges incurred in connection with the DRIP. The Company may terminate the DRIP for any reason at any time upon 10 day's prior written notice to stockholders. Participation in the DRIP may also be terminated with respect to any person to the extent that a reinvestment of distributions in shares of common stock would jeopardize in any way the Company's status as a REIT.

Share Repurchase Plan

As set forth above, the Company does not presently intend to list the shares of common stock on any national securities exchange or include the shares for quotation on The Nasdaq Stock Market, nor will such shares be the subject of *bona fide* quotes on any inter-dealer quotation system or electronic communications network. Therefore, to provide stockholders with limited interim liquidity with respect to their investments in the common stock of the Company, the Company's board of directors has approved the Repurchase Plan but has delayed its adoption until the earlier of (1) the completion of the Initial Offering or (2) the receipt of the exemptive relief sought by this letter. The terms of the Repurchase Plan are fully disclosed in the Registration Statement.

The Repurchase Plan allows a stockholder, other than the advisor of the Company or an affiliate thereof, who has held shares of common stock of the Company for more than one year, with appropriate notice to the Company, to present a minimum of 25% and a maximum of 100% of such stockholder's common stock to the Company for repurchase. The Repurchase Plan would allow the Company to repurchase shares while engaged in a registered public offering or otherwise. Such repurchases will be effected through a registered broker-dealer (the "Repurchase Agent"). The Company may, at the sole discretion of its board of directors, repurchase the shares of common stock presented for cash to the extent it has sufficient funds available to do so. The Company's sole source of funds to repurchase shares of its common stock would be proceeds from the DRIP. All of the proceeds from the DRIP attributable to any quarter may be used by the Repurchase Agent on behalf of the Company to repurchase shares of the Company's common stock presented during that quarter. Further, at no time during any consecutive 12-month period would the number of shares repurchased by the Company under the Repurchase Plan exceed 5% of the weighted average number of shares of outstanding common stock of the Company during the prior calendar year. The Company will also provide participants the ability to withdraw their repurchase request at any time prior to the repurchase.

The Company will repurchase its common stock on or about the last day of each calendar quarter in which such shares are presented, provided that the requisite repurchase documents from stockholders are received by the Repurchase Agent on or before the last day of the second month of each calendar quarter (i.e., the last day of any of February, May, August and November). All recordkeeping and other administrative functions required to be performed in connection with the Repurchase Plan will be performed by the Repurchase Agent.

In the event the proceeds from the DRIP exceeds the amount required to repurchase the shares of common stock for which repurchase requests have been submitted, the Company would be permitted to carry such excess amount over to the next succeeding calendar quarter for use in repurchases in addition to the amount of proceeds from the DRIP during that next succeeding calendar quarter.

In the event the amount of the proceeds from the DRIP is insufficient to repurchase all of the shares of common stock for which repurchase requests have been submitted, the Company plans to repurchase the shares on a pro rata basis at the end of each quarter. A stockholder whose entire request is not honored, due to insufficient available funds in that quarter, can ask that the request to repurchase the shares be honored at such time, if any, as there are sufficient available funds. In such case, the repurchase request will be retained by the Company and such shares will be repurchased, again on a pro rata basis, at the end of the next quarter. Alternatively, a stockholder whose shares are not repurchased because of insufficient funds may withdraw his or her repurchase request. Stockholders will not relinquish their shares of common stock to the Company, until such time as the Company commits to repurchase such shares. The Company can make no guarantee that there will be sufficient funds to repurchase the shares of its common stock for which a repurchase request is received.

The Repurchase Plan provides that the repurchase price for shares of the Company's common stock repurchased during the Initial Offering will be $9.00. During the 12-month period immediately following the termination of the Initial Offering (the "First Period"), the repurchase price for shares will be $9.25 per share. During the 12-month period immediately following the termination of the First Period (the "Second Period"), the repurchase price for shares will be $9.50 per share. During the 12-month period immediately following the termination of the Second Period (the "Third Period"), the repurchase price for shares will be $9.75 per share. After the termination of the Third Period, the repurchase price per share will be the greater of (1) $10.00 per share or (2) a price equal to 10 times the Company's "funds available for distribution" per weighted average share outstanding for the prior calendar year. During the Initial Offering, the repurchase price will be below the price of the shares offered in the Initial Offering.

Other than the disclosures required in the Company's prospectus (including supplements and amendments thereto) and in periodic Exchange Act reports, the Company will not solicit repurchases or promote the Repurchase Plan. The Company's role in the Repurchase Plan will be ministerial and merely to facilitate stockholder repurchase requests.

Shares repurchased by the Company will be retired and will not be available for reissuance. The Repurchase Plan will terminate and the Company will not accept shares for repurchase in the event the shares of common stock of the Company are listed on any national securities exchange or The Nasdaq Stock Market, the subject of *bona fide* quotes on any inter-dealer quotation system or electronic communications network, or are the subject of *bona fide* quotes in the pink sheets. Additionally, the Company's board of directors may, in its discretion, amend, suspend or terminate the Repurchase Plan if it determines that to do so is in the best interests of the Company. If the Company's board of directors amends, suspends or terminates the Repurchase Plan, the Company will provide stockholders with 30 days' advance notice. The advisor of the Company is not and will not be permitted to participate in the Repurchase Plan.

DISCUSSION

Regulation M, like its predecessor Rule 10b-6, is "intended to protect the integrity of the offering process by precluding activities that could influence artificially the market for the offered security"[1] and to "protect the integrity of the securities trading market as an independent pricing mechanism..."[2] Rule 102(a) of Regulation M prohibits issuers and those affiliated with issuers, among others, from bidding for, purchasing or attempting to induce another to bid for or purchase, a security that is the subject of a then-current distribution. Rule 102(e) of Regulation M authorizes the Commission to exempt from the provisions of Rule 102 any transaction or series of transactions, either unconditionally or subject to specified terms and conditions.

The Company respectfully requests that the Division of Market Regulation, pursuant to the authority delegated to it by the Commission and the authority of Rule 102(e) of Regulation M, grant to the Company an exemption from the prohibitions of Rule 102(a) of Regulation M to permit it to effect repurchases under the Repurchase Plan, as proposed, during the course of an offering, as described herein, inasmuch as such repurchases will not be solicited by the Company and will not be made with the purpose of trading in, or have the effect of manipulating or raising the price of, the Company's common stock. In light of the fact that there will be no public secondary trading market for the Company's common stock and the Company does not anticipate that a secondary trading market will develop, the Repurchase Plan will be created solely to provide the Company's stockholders with a vehicle through which, after having been at risk for at least one year, they can liquidate all or a portion of their investment in the Company's common stock. If a secondary market does develop, the Company will immediately terminate the Repurchase Plan. Further, although the Company's stockholders will be apprised of the availability of the repurchase feature at the time they purchase their shares of common stock by means of a description in the Company's prospectus, the Company will not solicit participation by its stockholders in the Repurchase Plan. Stockholders desiring to present all or a portion of their shares of common stock for repurchase will do so of their own volition and not at the behest, invitation or encouragement of the Company. The role of the Company in effectuating repurchases under the Repurchase Plan will be ministerial and will merely facilitate the stockholders' exit from their investment in the Company.

Allowing the Company to effect repurchases under the Repurchase Plan during the Initial Offering will not increase the potential for manipulation of the Company's

[1] SEC Release No. 34-37094 (April 11, 1996).
[2] SEC Release No. 34-24003 (January 16, 1987).

common stock price because (i) there will be no public secondary market for the common stock, and (ii) the price at which the common stock will be repurchased under the Repurchase Plan during the Initial Offering will be equal to, or at a discount from, the purchase price of the shares of common stock being repurchased. Because the redemption price during the Initial Offering will be equal to, or at a discount from, the public offering price, the risk that the market for the common stock will be conditioned or stimulated by repurchases under the Repurchase Plan should be virtually non-existent. In addition, for the first several years the repurchase price will be at a discount from the offering price of the Company's common stock. The potential for manipulation will be further reduced by the Repurchase Plan's one-year holding requirement. The Repurchase Plan will require the Company to accept redemption requests on a pro rata basis quarterly. Shares of common stock repurchased by the Company are expected to return to the status of authorized but unissued shares of common stock and will not be resold to the public unless they are first registered with the Commission under the Securities Act and under appropriate state securities laws or otherwise sold in compliance with such laws. The Repurchase Plan will immediately terminate if the Company lists its shares of common stock on a national securities exchange or The Nasdaq Stock Market, or if a secondary trading market is otherwise established. These and all other terms of the Repurchase Plan are clearly set forth in the Company's Registration Statement. Therefore, the concerns addressed by Regulation M will not be implicated as a result of the Company undertaking the Repurchase Plan and effecting repurchases under the Repurchase Plan during the Initial Offering.

The Company believes that the relief from Regulation M it requests in this letter is consistent with the relief granted by the Division of Market Regulation in Behringer Harvard Opportunity REIT, Inc. (Letter dated October 5, 2005); Inland American Real Estate Trust Inc. (Letter dated June 7, 2005); Boston Capital Real Estate Investment Trust, Inc. (Letter dated February 10, 2005); Behringer Harvard REIT I, Inc. (Letter dated October 26, 2004); Paladin Realty Income Properties, Inc. (Letter dated October 14, 2004); Orange Hospitality, Inc. (Letter dated September 9, 2004); Hines Real Estate Investment Trust, Inc. (Letter dated June 18, 2004); CNL Retirement Properties, Inc. (May. 19, 2004); CNL Income Properties, Inc. (Letter dated March 11, 2004); Wells Real Estate Investment Trust II, Inc. (Letter dated December 9, 2003); Inland Western Retail Real Estate Trust, Inc. (Letter dated August 25, 2003); and T REIT Inc. (Letter dated June 4, 2001), under Regulation M, and Excel Realty Trust Inc. (Letter dated May 21, 1992) under former Rule 10b-6. In particular, we note that: (1) stockholders of the Company must hold shares of common stock for at least one year to participate in the Repurchase Plan; (2) there will be no trading market for the shares of common stock and the Company will terminate its Repurchase Plan in the event a secondary market for its common stock develops; (3) during the Initial Offering, the shares of common stock being repurchased will be repurchased at a price equal to, or at a discount from, the public offering price of the common stock; (4) subject to the ability of the Company's board of directors to amend, suspend, or terminate the Repurchase Plan at any time, the Company presently intends to limit the number of shares of common stock to be repurchased during any consecutive twelve-month period to no more than five percent of the weighted average number of shares of common stock outstanding of the Company during the prior calendar year; and (5) the terms of the Repurchase Plan are fully disclosed in the Registration Statement.

The Company also believes that this request is consistent with relief granted in Dean Witter Cornerstone Funds II, III and IV (Letter dated June 3, 1992) and Panther Partners, L.P. (Letter dated March 3, 1994) with respect to certain limited partnerships under former Rule 10b-6 where (1) no secondary market existed or was expected to develop for the limited partnership interests, (2) the motivation for repurchasing limited partnership interests was to create liquidity for limited partners, (3) the limited partnership interests were redeemed at prices that were based on the net asset value of the partnerships' assets, and (4) the redemption programs were to be terminated in the event a secondary market developed. The Company believes the Repurchase Plan as proposed is consistent with those plans described in the aforementioned letters and, similarly, has a very low risk of the type of manipulation that Regulation M and former Rule 10b-6 were promulgated to address.

For the foregoing reasons, we respectfully request that the Division of Market Regulation, pursuant to the authority delegated to it by the Commission and under the authority provided in Rule 102(e), grant the Company an exemption from the prohibitions of Rule 102(a) of Regulation M for repurchases under the Repurchase Plan, as proposed, during the course of an offering, as described herein.

If you have any questions regarding this request, or if you need any additional information, please do not hesitate to contact me at (804) 771-9599 or Andrea R. Biller, General Counsel, Triple Net Properties, LLC, at (714) 667-8252.

Respectfully submitted,

Thomas G. Voekler

cc: Andrea R. Biller, Esquire
James L. Weinberg, Esquire
Richard P. Cunningham, Jr., Esquire